Exhibit 3.1

Amendment to Series B Convertible Preferred Stock
Certificate of Designations

Paragraph (c)6.(A) of Schedule I to the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Guided Therapeutics, Inc. is hereby deleted in its entirety and replaced by the following (the “Series B Amendment”):

Other than in connection with (i) full or partial consideration in connection with a bona fide strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of a corporation or other entity, so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, and which have been approved by the Requisite Majority in Interest, (ii) the Corporation’s issuance of securities in connection with bona fide strategic license agreements and other bona fide partnering arrangements, so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, and which have been approved by the Requisite Majority in Interest, (iii) the Corporation’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock to employees, directors, and consultants, pursuant to plans described on Schedule 3(i) to the Purchase Agreement as such plans are constituted on the Original Issue Date or contemplated to be amended or adopted as described on Schedule 3(i) to the Purchase Agreement, (iv) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Agreement on the unamended terms disclosed in the Exchange Act Documents (as defined in the Purchase Agreement) and which securities are also described on Schedule 3(i) to the Purchase Agreement, (v) as a result of the exercise of Warrants or conversion of shares of Preferred Stock, that are granted or issued pursuant to the Purchase Agreement on the unamended terms in effect on the Original Issue Date, or shares issued as dividends on the Preferred Stock or (vi) any transaction designated by the Board as an Excepted Issuance (collectively, the foregoing (i) through (vi) are “Excepted Issuances”), if at any time the Preferred Stock or Warrants are outstanding, the Corporation shall agree to or issue (the “Lower Price Issuance”) any Common Stock or securities convertible into or exercisable for shares of Common Stock (or modify any of the foregoing which may be outstanding) to any person or entity at a price per share or conversion or exercise price per share which shall be less than the Conversion Price in effect at such time, without the consent of the Requisite Majority in Interest, then the Conversion Price shall automatically be reduced to such other lower price. Notwithstanding the foregoing, the Board’s authority to designate a transaction as an Excepted Issuance after July 31, 2015 shall be conditioned upon the Corporation’s entry into, and the Board’s designation as an Excepted Issuance, prior to such date, of an agreement or agreements to exchange one or more of the Corporation’s December 2, 2014 warrants, exercisable in the aggregate for at least two-thirds of the aggregate shares of Common Stock underlying the original issuance of the December 2, 2014 warrants, for a new warrant or warrants with an exercise price of at least $0.07 per share, exercisable no earlier than December 2, 2015, that do not contain any provision providing for a price or share reset upon the occurrence or non-occurrence of specified events.